Filed by Universal Compression Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:
Universal Compression Holdings, Inc.
Commission File No. 1-15843
Subject Company:
Hanover Compressor Company
Commission File No. 1-13071
Subject Company:
lliad Holdings, Inc.
Commission File No.
Set forth below is a transcript of a joint analyst conference call held by members of management of Hanover Compressor Company and Universal Compression Holdings, Inc. on February 5, 2007:
Operator
Good morning, ladies and gentlemen, and welcome to the Hanover Compressor Company Universal Compressions Holdings Inc. Merger Announcement conference call.
At this time, all lines have been placed on listen only until the question and answer portion of today’s conference. (OPERATOR INSTRUCTIONS).
I would like to introduce Mr. Stephen Snider, Chairman, President and Chief Executive Officer of Universal Compression Holdings, Inc. Please go ahead, Sir.
Stephen Snider — Universal Compression Holdings, Inc. — Chairman, President and CEO
I would like to welcome you all to the conference call today to announce the signing of a definitive merger agreement between Hanover Compressor Company and Universal Compression Holdings, Inc.
With me on the conference call are John Jackson, President and Chief Executive Officer of Hanover, Michael Anderson, Chief Financial Officer of Universal and Lee Beckelman, Chief Financial Officer of Hanover.
At this time, I would like to ask Michael to take care of the necessary forward-looking statements discussion.
Michael Anderson — Universal Compression Holdings, Inc. — CFO
Before we begin this discussion of the proposed merger with Hanover and Universal, I would like to point out that statements about Universal’s and Hanover’s outlook and other statements in this conference call regarding the merger other than historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.
These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside Universal’s and Hanover’s control, which could cause actual results to differ materially from such statements. Forward-looking information includes, but is not limited to, statements regarding the new combined company including Universal’s and Hanover’s expected combined financial and operating results; the expected amount and timing of cost savings and operating synergies; the expected financial outlook of and opportunities associated with Universal Compression partners; and whether and when the transactions contemplated by the merger agreement will be consummated.
Among the factors that could cause the results to differ materially from those indicated by such forward-looking statements are the failure to realize anticipated synergies; the results of the review of the proposed merger by various regulatory agencies; and any conditions imposed on the new company in connection with the merger; failure to receive the approval of the merger by stockholders, and the satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement.
These forward-looking statements are also affected by the risk factors, forward-looking statements, and challenges and uncertainties that are described in Universal’s transition report on Form 10-K for the nine months ended December 31, 2005; Hanover’s annual report on 10-K for the 12 months ended December 31, 2005; and those set forth from time to time in Universal’s and Hanover’s filings with the Securities and Exchange Commission— all of which are available through Hanover’s and Universal’s websites.
Hanover and Universal expressly disclaim any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events, or otherwise. In connection with the proposed merger, a registration statement of the new holding company, Iliad Holdings, Inc., which will include proxy statements of Universal and Hanover and other materials will be filed with the securities an exchange commission. Investors and security holders are urged to carefully read these statements and other materials regarding the proposed transactions when they become available because they will contain important information.

Investors and security holders may obtain their free copy of the registration statement and the proxy statement prospectus when they are available and other documents containing information about Universal and Hanover without charge at the SEC’s website, at Universal’s website and at Hanover’s website. Copies of the registration statement and proxy statement prospectus and the SEC filings that will be incorporated by reference therein may also be obtained for free by directing your request to either investor relations department at Universal or Hanover.
Finally, Hanover and Universal and the respective directors, officers, and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect to the merger.
Information about these persons can be found in Hanover’s and Universal’s prospective proxy statements relating to their 2006 annual meeting of stockholders as filed with the SEC on March 24 and March 15, 2006, respectively. Additional information about the interest of such persons and the solicitation of proxies in respect of the merger will be included in the registration statement and the joint proxy statement prospectus to be filed with the SEC in connection with the proposed transaction.
Steve? I would like to hand it back to you.
Stephen Snider — Universal Compression Holdings, Inc. — Chairman, President and CEO
Thank you, Michael. For those of you still with us, I’d like to make a few opening remarks and I will be fairly brief; and I will have John Jackson provide some commentary on the transaction; and then we will open the call for questions.
All of us here are very excited about the signing of this merger agreement. We think it creates significant value for our shareholders, customers, and employees.
There are three primary and compelling reasons for this merger. First, we will create a much larger base of U.S. domestic contract compression business that we expect can be operated more efficiently and over time be offered for sale to Universal Compression Partners LP, our newly created Master Limited partnership and reduce our cost of capital. Second, we will combine two successful operating platforms in the international arena that, together, we believe can better build and operate compression and production facilities in the growing international market. Third, we believe we can realize significant cost synergies from combining two companies that are headquartered in the same city, and operate in most of the same gas-producing regions around the world.
Clearly, there are very persuasive reasons for this merger; and we are all enthused about bringing together these two great companies.
Before moving on, I would like to point out certain of the basic details of the agreement. Each Board of Directors has unanimously approved the merger agreement, which calls for Hanover and Universal to combine under a newly created holding company. Hanover shareholders will receive .325 shares of the new holding company for each Hanover common share; and Universal shareholders will receive one share of the new holding company for each Universal common share.
Based on the closing market prices for the shares of both companies, on February 2, last Friday, the combined company would have an equity market value in excess of $3.8 billion. The combined company will have approximately $2.2 billion in debt and have a debt to cap ratio in the low mid to 40% range.
Based on the agreed-upon exchange ratio, Hanover stockholders will initially own approximately 53% of the combined company and Universal stockholders will own approximately 47%. As a result of this structure the transaction is expected to be cash free tax-free to the stockholders of both Hanover and Universal.

Additionally the transaction is expected to be accretive to earnings per share for stockholders of both companies in 2008, after achieving expected annualized pretax cost savings of approximately $50 million. These synergies are expected to arise from closure of overlapping facilities, increased operational efficiencies, and corporate overhead reductions.
As we also announced in our press release, Gordon Hall, the current Chairman of Hanover, will be the Chairman of the Board of the combined company. The Board will consist of equal representation from each company’s board. I will be the President and Chief Executive Officer, as well as a member of the Board of Directors. Brian Matusek, a current Senior Vice President of Hanover, will serve as the Chief Operating Officer of the combined Company and Michael Anderson, current Chief Financial Officer of Universal, will serve as the Chief Financial Officer of the combined Company.
It is expected that John Jackson and Ernie Danner will be elected to the Board of Directors of the combined Company. Upon the closing of the transaction the combined Company will have a new corporate name signifying a collaborative nature of the merger, emphasizing the importance of blending our corporate cultures and establishing a platform for the Company to move forward as a global leader in compression and production and processing services.
We have not yet determined the new name; however we will be working on alternatives and expect to have a new name in advance of the mailing of the proxy statements for the shareholders’ meetings that will be required to approve the merger.
As you may be aware the transaction is subject to both stockholder approval and customary regulatory approvals, including clearance under the Hart-Scott-Rodino law. We expect to close the merger sometime during the third quarter of this year.
That summarizes the basics of the transaction, most of which were included on our press release.
Now I would like to discuss some of the highlights that we see from the merger and then I’ll hand it over to John to provide his thoughts on the transaction. We believe the combination of Hanover and Universal brings two highly respected companies in the natural gas compression and production and processing services industries together into one company. Furthermore both companies have an exceptional workforce that will be capable of taking these two great companies and making an even better one. On a combined basis the Company will have a larger portfolio of high-quality assets and will provide services throughout the world that, together, with its extensive financial capabilities should generate significant value for our stockholders.
In addition to being able to broaden our combined geographic footprint to compete more effectively in an increasingly competitive marketplace, the combination also provides a larger pool of U.S. contract compression customers and equipment that can be offered for sale to Universal Compression Partners LP, over time.
Universal Compression Partners — or UCLP, as we typically refer to it — is a new Master Limited partnership that was created in October of 2006 as a vehicle that Universal intends to transfer all of its U.S. contract compression business into, over time. Universal is the general partner of UCLP and also owns half of the Limited Partner units. The transfer of these contract compression assets to UCLP should generate significant value for the combined company through its ownership of both the general partner and LP units.
Transferring our U.S. contract compression assets to UCLP should further improve our cost of capital and enable us to provide our services on a more efficient basis to our customers over the long term. There are other benefits to this combination that we are very excited about. At this time I would like to turn the call over to John to have him cover a few of those. John.
John Jackson — Hanover Compressor — President and CEO
Thanks a lot, Steve.

This is an exciting day from our perspective also. This is the beginning of a combination that will be very beneficial to both companies on a shareholder basis. The combined Company will be able to fully leverage our collective capabilities, provide an enhanced level of customer support and a wider product and service offering to meet the full compression, production and processing services needs of our customers worldwide.
As one example, we believe the combination of the two companies’ international businesses will potentially provide growth opportunities not available to either company currently, on a stand-alone basis. Although we believe this international opportunity is significant, given the rapid expansion of natural gas infrastructure in international locations, we have not counted on any such potential benefits in the synergies we expect from this merger.
One other thing I would like to emphasize is that both Hanover and Universal employees are known for their dedication to customer service and we intend to remain focused on meeting the needs of our customers throughout the integration process. Both companies value our customers and we will work to protect and build upon these crucial relationships.
Obviously, we could not keep these relationships without the hard work of our dedicated employees. We truly value the contributions of our combined 10,000 global employees.
In the past, you have heard from both companies that it is increasingly difficult to retain the best people; but we think this combination actually enhances our ability to do that. We expect the merger to have minimal impact on field mechanics and fabrication shop employees based on current market conditions and as we look forward. We intend to allow natural turnover and attrition or to some of the combined build workforce is to generate some of the operational efficiencies that we expect from this combination.
We also expect our customers will benefit from this merger through improved support in the field, a wider product and service offering, a greater combined pool of technical professionals, and from funds and from the operational efficiencies we expect to achieve.
We also expect that our employees will benefit from working for a bigger and better company with enhanced financial wherewithal, improving training resources and enhanced growth prospects in an increasingly global market.
As you have likely seen, today’s press release also includes summary financial results and updates for both Hanover and Universal. Both companies will provide complete descriptions of their respective fourth quarter and full year 2006 results in upcoming earnings releases and conference calls. Hanover’s release and conference call are scheduled for February 15 and Universal’s are scheduled for the week of February 26.
Now at this time we are going to take a few questions regarding this merger. Please keep in mind that we are in the very early stage of the combination. There are probably more questions than answers at this time. Nevertheless, I want to make it clear that we have done our homework on the rationale behind this merger. We intend to work diligently to determine ongoing operating strategies, integration plans, and other specific actions for the future as soon as practical.
That is the end of our prepared comments and, Operator, we now would like for you to open it up for questions.
QUESTIONS AND ANSWERS
Operator
(OPERATOR INSTRUCTIONS) Mark Reichman.

Mark Reichman — A. G. Edwards — Analyst
Thank you. I really just have two questions. The first question is, what are the major issues to overcome in winning FTC approval of this transaction?
Stephen Snider — Universal Compression Holdings, Inc. — Chairman, President and CEO
(technical difficulties) to overcome there are probably fairly apparent on the surface and the contract compression segment in the United States, the video companies combined have a pretty healthy market share. We think however that the alternative that customers have to purchase and operate their own compression puts a natural cap on any noncompetitive activity that might occur.
So we are not too concern about that and we think that that will be considered by the FTC as well.
Mark Reichman — A. G. Edwards — Analyst
Then the second question, if you could just real quickly outline the available assets to be available for sale to the MLP. As I look at it basically there was roughly about 5500 units at UCO that would be eligible for sale. And this would basically expand that by about another 5700 units from Hanover. And then maybe what your plans are to grow your international business?
John Jackson — Hanover Compressor — President and CEO
Well, I will take the question with regard to horsepower. Universal had 2 million horsepower before we took a little over 300,000 into the MLP. Hanover has about 2.4 million horsepower on the domestic side of things. That gives you a context for something around 4 million horsepower.
Mark Reichman — A. G. Edwards — Analyst
And are you giving any consideration to the timing? I mean it looks to me like the MLP has about $100 million available under its current credit facility. And what’s the optionality to upsize that, the capital resources and then maybe what your plans are, how you might effect those drop-downs over time?
John Jackson — Hanover Compressor — President and CEO
We have been fairly consistent at Universal with answering that question. That is, we do not have any expectations about timing for those drop-downs. It is our intention over time but there are a lot of things that go into that calculation with regard to availability of capital; the market, in terms of the MLP; how the units are trading. All those kinds of things that factor into when and how we want to do that.
In terms of available capital you are right. The UCLP entity has about $100 million of untapped capacity on its revolver. Clearly any sizable transaction that it would do, it would go into the market and access available debt capacity or additional debt capacity. And we really don’t think that that would be too much of an issue for it to do that.
But with regard to timing we really haven’t provided any clarity about when that would happen and we will be consistent with that right now.

Mark Reichman - A. G. Edwards — Analyst
Thank you.
Operator
Mike Urban.
Mike Urban — Deutsche Bank — Analyst
Deutsche Bank. On the antitrust issue, could you give us an update or a reminder as to how much of the market you think is outsourced versus customer-owned or owned at the [MP] level as you stated?
Stephen Snider — Universal Compression Holdings, Inc. — Chairman, President and CEO
Yes. Good question. That clarifies my last comment, thank you. About one-third of the market in the U.S. is outsourced now and about two-thirds is customer-owned. So it is a relatively concise slice of that available marketplace, as it is.
Mike Urban — Deutsche Bank — Analyst
So relatively high shares of a small part of the market is maybe a better way to look at it? And therefore (MULTIPLE SPEAKERS).
Stephen Snider — Universal Compression Holdings, Inc. — Chairman, President and CEO
Exactly right. Thank you.
Mike Urban — Deutsche Bank — Analyst
And on the downstreaming issue I don’t know if you are able to give an update on this, Universal had, I think about half the fleet switched over to contracts and therefore available to be downstreamed. Can you either give us an update on that and or if that has happened at all on the Hanover side?
Michael Anderson — Universal Compression Holdings, Inc. — CFO
With regard to Universal I think a lot of questions like this we are probably going to defer until we get to the earnings call at the end of this month. And we will provide an update with regard to the percentage of contracts that has been converted over to the new contract form.
Mike Urban — Deutsche Bank — Analyst
And, John, do have that on Hanover or are you going to have to wait on that as well?
John Jackson — Hanover Compressor — President and CEO
We will have to wait on it.

Mike Urban — Deutsche Bank — Analyst
Thank you.
Operator
Jim Wicklund.
Jim Wicklund — Banc of America — Analyst
Banc of America. Congratulations. It seems so obvious now. John, your tax situation, your reported tax situation. Does this fix your NOL issue?
John Jackson — Hanover Compressor — President and CEO
Well, there are two issues. There is the NOL issue which we will have still have NOL going forward, but from the valuation allowance perspective for our book tax issue we have been beginning to turn that around this year and we would expect if the business environment stays like it is that that would fix probably the valuation allowance issue.
I think we — both companies have NOLS else at this point and we would continue to work our way through chewing up those NOLs over time.
Jim Wicklund — Banc of America — Analyst
So somebody was going to model ‘08 stated tax rate for you, it would be somewhere in the 35 to 37% range. Right? And I’m ballparking.
John Jackson — Hanover Compressor — President and CEO
Is this for Hanover you are asking?
Jim Wicklund — Banc of America — Analyst
For the combined entities in 2008 if someone was looking at a pro forma income statement, what would you expect the tax break to be?
Michael Anderson — Universal Compression Holdings, Inc. — CFO
Jim, it’s Michael speaking. With regard to the — I think the best way you can do it at this point is basically try to take the blended average. You take what Hanover has had and on a normalized basis for the last several quarters which is probably something in the low 40s and you look at what we have had which is in the mid to high 30s; and at this point our best guess actually is that you would blend it. There’s obviously a lot of work left to do.
We are going to have the benefit from a cash standpoint of that we each have NOLs that will help us from a cash standpoint. The effective rate, there’s still a lot of things we are going to have to work through to get that nailed down but for now I think that is a good working assumption.

Jim Wicklund — Banc of America — Analyst
Next question is for clarification and I apologize for this, but if somebody had to say that asked the previous question transferred the ownership of the assets from Hanover to Universal into UCLP, would that be measured in weeks, months or years?
Stephen Snider — Universal Compression Holdings, Inc. — Chairman, President and CEO
Yes.
Jim Wicklund — Banc of America — Analyst
Guys, come on. I’m just assuming that that is kind of a more of a three-year business plan rather than a two quarter episode, right?
Stephen Snider — Universal Compression Holdings, Inc. — Chairman, President and CEO
I think we are going to be consistent with what we’ve been saying in the past that we don’t have (MULTIPLE SPEAKERS)
Jim Wicklund — Banc of America — Analyst
That’s all right you gave them a chance to [right] the issue. Last point. Who is your antitrust lawyer?
Stephen Snider — Universal Compression Holdings, Inc. — Chairman, President and CEO
The firm is Howry out of Washington. H-o-w-r-y.
Jim Wicklund — Banc of America — Analyst
Okay. Good. That’s a good thing. Thanks. Congratulations.
John Jackson — Hanover Compressor — President and CEO
We are using Rufus Oliver on our side.
Operator
Daniel Henry. (indiscernible).
Daniel Henry — Goldman Sachs — Analyst
Goldman Sachs. I have a question. I think Hanover and Universal had a bit of a different approach to international growth. Can you tell us how the new entity will approach the international market?

Stephen Snider — Universal Compression Holdings, Inc. — Chairman, President and CEO
We had a somewhat different approach. This is Steve. I would say the major difference is that Hanover has a production and processing base which they used as a lead card in expanding international and did a pretty good job of it where Universal was more strictly contract compression with just a little bit of processing work.
So I think the two come together and fit together very nicely. That is part of the attractiveness I think of this entire merger is, you have a bigger entity operating in more markets. There is some overlap but there is also some nice combination in international; and you take the combined product offering and put it into that bigger footprint with the incremental customer that both sides bring to the table and you have got a pretty attractive future.
John Jackson — Hanover Compressor — President and CEO
I would add to that. I think part of the attraction from our side on the Hanover side was that we wanted to make sure that we had shared visions of the future of the companies when you put them together. So the attraction from our standpoint of being able to get the MLP sort of done in one fell swoop with this transaction combined with additional cash that is going to be generated out of dropdowns will actually allow us to accelerate, we think, the international growth. And after spending some time with the Universal side they share that vision.
So from our perspective we believe the international growth will be more robust on both sides than has been in the past.
Daniel Henry — Goldman Sachs — Analyst
If I may, a follow-up on going back to the antitrust issue? I know you mentioned that the rentals is about a third of the entire market. Are there subdivisions of the market where rentals would be a significant percentage? That that can be potentially an issue?
Stephen Snider — Universal Compression Holdings, Inc. — Chairman, President and CEO
Not that — I don’t believe so. It seems like it is pretty straight across the board. There are big companies that use contract compression. There are big companies that own their own. Same thing with small companies. I don’t — I can’t think of any segment that would be different. John?
John Jackson — Hanover Compressor — President and CEO
No. We share the same thoughts.
Daniel Henry — Goldman Sachs — Analyst
On the 50 million — I’m sorry if you mentioned that already. Of the $50 million synergy how much of that would come from domestic versus international operations?
Stephen Snider — Universal Compression Holdings, Inc. — Chairman, President and CEO
Daniel, we are not really providing a lot more detail behind the $50 million. There is obviously a significant amount of operational overlap. There are corporate overhead savings and efficiencies we are going to gain out of the system.

Most of our businesses respectively are on the domestic front if you look at anywhere from 60 to 75%. So just naturally that is going to end up being a somewhat good ratio to look at, with regard to the synergies.
Daniel Henry — Goldman Sachs — Analyst
Last question. When did you start discussing the merger? If you may share that, would you share that with us?
Stephen Snider — Universal Compression Holdings, Inc. — Chairman, President and CEO
I think we have had talks about combining the companies a few times over the last several years. It just started to make more sense here recently.
Operator
Geoff Kieburtz.
Geoff Kieburtz — Citigroup — Analyst
Citigroup. Good morning, sorry.
Let me just pick up on that last comment. Why now?
John Jackson — Hanover Compressor — President and CEO
I think if from our perspective — this is John Jackson talking. From our perspective, why now versus other times. We spent and focused the last three or four years growing the international base and the total solutions base and our multiproduct offering base. And we think we’ve done a reasonably good job of that. In fact, a very good job of it.
Universal, on the other hand — I think, as Steve says, has been very focused. They got the MLP done. They executed extremely well in the U.S. and have that platform available and are beginning to turn their attention to growing more effectively internationally as we turn our attention to creating an MLP.
It seemed like a natural time, when we are both shifting our focus a little bit, to just put them together and accelerate that focus on both fronts. So I think the conclusion of the MLP by Universal and seeing that that traded well was another natural point to look at and say, “Well, we are both going to have to make some moves now. They are going to have cash and grow international and we are going to have the focus on the MLP.” So it is came together that way. That’s how I look at it. Steve?
Stephen Snider — Universal Compression Holdings, Inc. — Chairman, President and CEO
Yes. I would echo that. It also is a point in I think both of our corporate lives when the companies have kind of reached parity and valuation. We’ve both grown very nicely. It came to be a pretty balanced look and once you laid the two on top of the other, the strength of the combined company was pretty apparent. And then I think the completion of the MLP IPO in the fall was a trigger.
The other thing with the cultures of the two companies are now the well aligned in the way we approached the market. Our dedication to servicing the customer and the safety of our employees. The approach to our shareholders. I think it’s just two companies that are very similar and it seems 1 plus 1 equals more than 2.

Geoff Kieburtz — Citigroup — Analyst
On the question or the topic in the international I think, John, you mentioned in your comments it would be opportunities for the combined company that would not be available to either company individually. Could you elaborate at all on the nature of those opportunities?
John Jackson — Hanover Compressor — President and CEO
Sure. I can give you a couple of examples. One — and I’m not saying we are going to do this, but one is — for example in Venezuela today we have, from an exposure perspective, we have a fairly large asset based in Venezuela as a stand-alone entity as we are today. If we combine, we cut that exposure relative to the enterprise in half. Might there be opportunities we would pursue there today that we would be shying away from? Absolutely.
Secondly, there are projects around the world today that we have been pursuing that are — especially in the Eastern Hemisphere — that get larger in size and scale. So we have had some opportunities to pursue a $40 or $50 million capital investment for a rental project. Those are big for us. Those are really big for us from a capital budget perspective; and we have chosen to try and haircut some of that and sell a piece and rent a piece because it is too much of a stand-alone capital basis for a single project.
So there’s a couple of examples where we might be able to pursue things that otherwise one of us on our own might not. There are a few others like that but those are just two examples.
Geoff Kieburtz — Citigroup — Analyst
In today’s market, with the two companies separate, are those opportunities being — I mean, how are those opportunities being met? What is the customer doing in the case of a project that’s too big for either of you to go after individually?
John Jackson — Hanover Compressor — President and CEO
I think in some instances, the customer is buying the product from us and would prefer to rent it. And if we could put together and so, what we do is we end up splitting it into pieces or the project doesn’t get done because they don’t have the cash upfront because they want to get their production online and use the cash flow from the production to pay for it.
So it makes sometimes it’s more economically difficult for the customer, sometimes it just means we have to split the project into pieces and sell some and rent some.
Not that we are opposed to doing that, either, if it’s attractive. But there’s also a little bit of stepouts we might be able to do, maybe moving a little bit into the centrifugal compression business. I don’t know if we are going to do that or not, but there are opportunities in the global market today that are compression-driven — they are a larger scale — we typically don’t play in today. So we will just have to see what opportunities grow out of being twice the size we are today, but we believe there’s a number of them there that we just don’t even let people pursue.
Stephen Snider — Universal Compression Holdings, Inc. — Chairman, President and CEO
I believe also the combination of the companies will give both of us a lot more ability to go after new geographic markets, and tackle projects that alone we might not have had the resources to approach, but now we’ll have a better vehicle in which to go after some new markets.

John Jackson — Hanover Compressor — President and CEO
Yes; we are actually helping some of the people that may free up in the U.S., may choose to move overseas and allow us to staff markets. Because right now staffing is still very difficult. So if we can take some talented people that are already know our business and can go run a new country,that’s gives us a lot more comfort about getting up and off the ground in a new market.
Geoff Kieburtz — Citigroup — Analyst
Last question. Can you tell us about any protections on the agreement breakup fees or otherwise and whether there are any covenant issues with either company’s securities?
John Jackson — Hanover Compressor — President and CEO
The merger agreement will be available for everybody to look at. But I would say that it is pretty standard and run of the mill with regard to protection. There is a $70 million breakup fee. It is reciprocal on either side. So I think—and that is very much in line with what you would see in other type transactions like this.
Operator
Thiru Ramakrishnan.
Thiru Ramakrishnan — Simmons & Co. — Analyst
Simmons & Co.
John, I know one of the obstacles of you guys doing the MLP was, as a stand-alone, was the covenants of your debt and if I’m reading this correctly it sounds like postmerger that is not going to be an issue?
John Jackson — Hanover Compressor — President and CEO
I tell you what I’m going to let Lee talk for a minute. He has been quiet here. I think I’m going to let him go.
Lee Beckelman — Hanover Compressor — CFO
I think that’s something that we will work through for the normal course as we get prepared to move towards closing. There are a lot of different opportunities and structures. I think we have a lot of opportunities available to us to deal with any issues we may have but we don’t have any set plans for that today. We think that any issues that we may have to deal with on the covenant side — on the Hanover side in particular—we can work through easily prior to closing as you move forward on using Hanover assets over time to be put into the MLP whenever that timing may be right.
John Jackson — Hanover Compressor — President and CEO
Also just to add onto that. As you know with the MLP from last fall we really got below our target debt to EBITDA and debt to cap ratios. So if you look at how this thing comes together on a credit story we think it is a very, very compelling story. Hanover has done a great job over the past few years in terms of cleaning up their balance sheet, making it a lot better, bringing the leverage ratios down. We probably have done that more than we even wanted to in terms of reducing leverage.

So I think combining these things is going to be a good credit story and will give it some of that flexibility as we go forward, just for the things that you talked about, Thiru, with regard to better enabling the MLP.
Thiru Ramakrishnan — Simmons & Co. — Analyst
Then in this new Company where do you see Belleli fitting in? I mean there’s — does Belleli become more significant in this new company or less significant or will this accelerate a spinoff or selling of this unit?
John Jackson — Hanover Compressor — President and CEO
Well just like anything I think in the Company we would have to figure out what we wanted to long-term with everything. But what we’ve consistently said and I think we believe going forward on the Belleli Middle East business, we are going to be combining our oil and gas fabrication capabilities with our Belleli product, (indiscernible) plants and so forth in the Middle East and we expect those to be fully integrated — they are fully integrated currently. We are building oil and gas product there today.
So I think from our prospective, long-term, the Belleli Middle East business remains a viable business for us to keep the heavy wall reactor business and refining businesses still on a bit of an outlier relative to the rest of the business, but it has really turned around this last year. The book of business is building strong and, obviously, everything is for sale at the right price in the Company.
But right now we see a pretty bright near-term outlook for that and probably a long-term book building. So we will have to see how the Italian business plays out over time.
Thiru Ramakrishnan — Simmons & Co. — Analyst
Then on the domestic side of the equation, we know what kind of — what’s your market share, because the combined company is going to be with respect to rental. Could you take a stab at what your market share would be from a domestic fabrication standpoint? The combined company?
Stephen Snider — Universal Compression Holdings, Inc. — Chairman, President and CEO
That’s really hard to tell. There are so many fabricators in the United States that fabricate compression equipment. Of those, we don’t know what kind of volume they do, but it is — anything I tell you is going to be a guess but my guess would be that probably combined Hanover and Universal are John — 30, 40% of the fabrication, U.S. fabrication business?
There’s really low barriers to entry in the fabrication so there have been a lot of startups in the last four or five years in this kind of robust market we have had, where new people have come in and either purchased or built a little facility. And they are in business. So it’s a smaller percentage though.
Thiru Ramakrishnan — Simmons & Co. — Analyst
Last question. Now that post-merger consolidation’s always a good thing especially when you have got companies the size of your companies. Do you think this will influence the way you think about pricing in the U.S.?

Stephen Snider — Universal Compression Holdings, Inc. — Chairman, President and CEO
If it influences pricing in the U.S. at all, it’s probably going to influence from the fact that with a lower cost of capitals we get everything into the MLP, we will be able to go the more readily with any competitors who arise. So our goal is to be a competitive efficient operating company that offers a real quality surface service to our customers. And I think that the combined group will make us the superior performer; and it is not our intention to try to drive pricing (MULTIPLE SPEAKERS) this combination.
Operator
Dan Barrett.
Dan Barrett — Fortis Bank — Analyst
Fortis Bank. Couple of quick questions. On the international side, any internal projections on growth rates with the combined Company, relative to the stand-alone?
Stephen Snider — Universal Compression Holdings, Inc. — Chairman, President and CEO
In a word, no. I would think you could probably look at each of our growth rates and we are probably pretty similar in the low double digits and the teens or somewhere in that range. And until we get this thing unwrapped a little bit further and see what we have, you can believe it is not going to accelerate overnight.
There’s long lead times and international projects. Over time, we may bet a little bit more growth rate out of it. It may stay in the teens but that is not a bad place to be.
Dan Barrett — Fortis Bank — Analyst
Exactly and one question more. The debt covenants on the Hanover assets, a lot of them were fairly restrictive. Do you see the combination easing some of that so that you could potentially speed up some of the assets being dropped into the MLP?
John Jackson — Hanover Compressor — President and CEO
Yes. I mean, obviously, again it comes down to the ultimate structures and how, as you put the companies together and options you have for refinancings and other things but to Michael’s earlier points, with the lower leverage of the combined company, the greater cash flow and earnings potential. All of those things lead to opportunities to be able to have more flexibility about refinancing, whatever debt indentures we may be looking at.
So I think long-term, that increased flexibility, scale, and lower leverage of the balance sheet will be beneficial to us to help us manage those issues as they come up.
Dan Barrett — Fortis Bank — Analyst
No thoughts on whether that would happen at a different rate? Is — does it speed it up?
John Jackson — Hanover Compressor — President and CEO
Different rate on the dropdowns or different rates on the debt?

Dan Barrett — Fortis Bank — Analyst
Different rate on the dropdowns and refinancing so you can increase the speed of the dropdowns?
John Jackson — Hanover Compressor — President and CEO
We are just going to have to look at that on the combined basis. There’s a lot of details to go through with regard to all of the indentures and plighted out what the debt strategy is going to be. We think that we have opened up some opportunities and flexibility here with this combination. And we are just going to have to sit down and work together and see what makes the most sense and what is going to be the most cost-effective for the combined company.
But we are certainly optimistic that we are going to be able to come up with an even better structure — capital structure — and flexibility moving forward.
Dan Barrett — Fortis Bank — Analyst
That’s all for me. Thanks. Congratulations.
Operator
Yves Siegel.
Yves Siegel — Wachovia — Analyst
Have you had the opportunity to talk to your customers from the perspective of — I always had the sense that some of the guys out there enjoyed having the opportunity to have two large entities that they could compete with. I am wondering going forward what you think the customer reaction will be, A, and B, as you look at the combined company, are you assuming any loss of customers?
Stephen Snider — Universal Compression Holdings, Inc. — Chairman, President and CEO
I’ve talked to a couple of customers and that is about all so far. It’s been a little busy this morning. The couple that I’ve talked to were interested in it. They certainly said they liked having Hanover and Universal to compete with each other. But they also realized that the combined strength and, hopefully, the broad array of talent that will be available to keep this equipment in good operating order is something that will be considered.
They were not upset by it. They were surprised by it and they were supportive of it. So I will leave it at that right now until we have a bigger sampling.
John Jackson — Hanover Compressor — President and CEO
As far as the — just a little extra commentary on that from the international perspective. I think there are going to be benefits from this from the standpoint — so no, we didn’t really model away any ascend loss of significant loss of customer base in the U.S.
But on the other side, if you look at our balance sheet and you look at our credit rating, when you are trying to do a large project for a large-scale international customer, there is a bit of the creditworthiness. Are you able to handle a project this big perspective?

By putting these two together we actually make get more pullthrough on the international side because there won’t be a concern about the size and robustness of the Company.
So it could work in our favor actually on the international arena. We’ll just have to see how the U.S. plays out.
Brad Handler — Wachovia — Analyst
Hey, guys, it’s Brad Handler jumping over Yves’ shoulder here. Can you address a different question please? Your commentary in the release with respect to Universal’s fourth quarter, the labor cost issues. Can you offer a little bit more color on that?
Michael Anderson — Universal Compression Holdings, Inc. — CFO
Yes, Brad, it’s Michael here and with regards to the domestic contract compression segment, we have talked about this. And we have seen a little bit of this over the past several quarters. Increasing cost pressure with regard to labor wage rates. But also we have a slightly newer workforce out there. We are probably not quite as efficient as we want to be and the other thing that has probably cost us a little bit in the back office has been the fact that with the new ERP system it’s taken us a little bit longer to get adjusted to it in terms of administration and accounting.
All things that we think we are going to make improvements on over time, with regard to getting more used and better accustomed to our ERP pieces system and a lot of things that we are doing on the field side of things with regard to enhance training programs and about the programs that we think are going to help us on the cost side as we move forward.
Yves Siegel — Wachovia — Analyst
Fair enough. If I try to take about maybe some of the factors you’ve just offered, I guess the cost pressure presumably you were able to anticipate at this point. Right? It’s been something that has happened for a couple of years. ERP may be still kind of getting behind you or surprising you a little bit as you continue to work those bugs out. Is that the biggest — is the ERP system the biggest area where you’ve been surprised, relative to the guidance?
Michael Anderson — Universal Compression Holdings, Inc. — CFO
No. I think it’s truly the cost of labor in the field and the management of that labor and the increased cost of buy per hour for field employees and that impact on us and, yes, I think we are getting better at modeling that. The other price increases that we have had, things like oil and that kind of stuff. I mean that we are pretty well aware of and that certainly has had a little bit of an impact on us but not near as much as the labor side.
Yves Siegel — Wachovia — Analyst
How should we — from a confidence that you are on top of the stand point then where — how would you lead us? It just seems as though you have been surprised by now, again, a couple quarters we’ve had sort of a blitz and yet it’s not quite there. So how would you — how should we really think about the first half of ‘07, for example?
Michael Anderson — Universal Compression Holdings, Inc. — CFO
We are very focused on this issue. It is important for our business and we think we’ve got a lot of things in-place that are going to get these things in better shape and be able to both better manage and predict that. But quite frankly, we feel that that is something that we will probably cover and a lot more detail at our earnings call at the end of this month and we are also talking about and looking at the actual numbers and looking out over the course of 2007.
So I would ask that we probably just defer that conversation. We’ll have a lot more color and numbers on it.
Operator
Martin Malloy.
Martin Malloy — Capital One Southcoast — Analyst
Capital One Southcoast. Good morning. Is there any help you can give us in terms of thinking about the timing of realizing the $50 million in cost savings?
Stephen Snider — Universal Compression Holdings, Inc. — Chairman, President and CEO
I think what we said there was that that’s going to impact our 2008 earnings in a positive way. And it’ll take some time to get that full cost savings flushed through. We do have some time now to begin planning what action we’ll take when this finally gets approved and moves forward so we’ll be working on that but it’s really an ‘08 event.
Operator
[Philip Franz]. (technical difficulty)
Bob Christensen — Buckingham Research Group — Analyst
Buckingham Research Group. Question is one related to the MLP. It’s a fine point but if the MLP is now done over the big organization, aren’t there a lot of associated costs for the MLP where two separate MLPs would be incurring the cost of all the paperwork, getting the forms out to the individual unitholders? I think there’s a lot of cost associated with that, now with the merger, there’s only one MLP. The system is all up and running so the overhead costs of running an MLP as a part from the corporation — better to have one than two (indiscernible).
Is it millions I would be saving in that venue? Thank you.
John Jackson — Hanover Compressor — President and CEO
Good point and it is accurate from our perspective. Having a new public entity, you have all the public company cost with regard to filing and board and all that stuff. Running an MLP with regard to all the taxwork you have to undertake, it is an expensive proposition and it does run into the — depending on the size of the MLP. But it is, in the certainly low but it is in the millions in terms of how you quantify that and what the ongoing cost is.
Bob Christensen — Buckingham Research Group — Analyst
And now it’d just be spread over a bigger MLP? Is that the correct way of looking at it? You’re up and running. Hanover would’ve had to develop that on its own, separately? There’s no point in that?

John Jackson — Hanover Compressor — President and CEO
That’s correct.
Bob Christensen — Buckingham Research Group — Analyst
Another question. Is there any regional concentration of your rental fleet in the United States, where there is perhaps a heavier amount of horsepower with the two companies?
Stephen Snider — Universal Compression Holdings, Inc. — Chairman, President and CEO
I’d answer that that it’s probably proportional to where the gas is produced and certainly Texas, Oklahoma, Louisiana has always been the heart of the oil patch so we’re going to have higher concentration. But a higher concentration in a bigger market.
So I don’t think there is any one geography where there’s a disproportionate amount of horsepower. Compared to the production.
Bob Christensen — Buckingham Research Group — Analyst
Thanks. Congratulations.
Operator
Karen Green.
Karen Green — Oppenheimer — Analyst
Oppenheimer. I wanted to get some clarification. John, I thought you mentioned earlier in your comments that the international synergies were not counted in the $50 million — did I misunderstand that?
John Jackson — Hanover Compressor — President and CEO
I think that was Michael commenting and he just said, if you look at where the overlap is, it’s more heavily U.S.-driven. And we haven’t really carved those out. We do count some minor and international synergies there but we really haven’t carved it all apart and said here’s where all the pieces are coming from. And it’s an expected number but there is a little bit on the international side we would expect to achieve.
Karen Green — Oppenheimer — Analyst
Also does the Profess merger impact either Universal or Hanover’s plans to add new capacity in 2007? And 2008?
[MULTIPLE SPEAKERS)
Stephen Snider — Universal Compression Holdings, Inc. — Chairman, President and CEO
No, I don’t believe it’s going to impact either one of our plans. We have a busy market here and we’re both fully loaded. So we’ll just stay fully loaded bigger.

Karen Green — Oppenheimer — Analyst
And when is the shareholder meeting?
John Jackson — Hanover Compressor — President and CEO
It hasn’t been set. We anticipate closing the transaction in the third quarter and everything’s going to have to follow the normal path in regard to regulatory approval, getting through the SEC in regard to the proxy statement and all that. So we’ll have to see how that turns out. But we anticipate being able to close in the third quarter.
Karen Green — Oppenheimer — Analyst
One last question for John. Could you give us maybe some commentary on any change in (indiscernible) with regards to Venezuela?
John Jackson — Hanover Compressor — President and CEO
No there has certainly been a lot of commentary about people being concerned about Venezuela and what might happen. But from our perspective, we continue to have great relations with POVSA and operations run very smoothly. We get paid continually as we have been and we don’t have any change going on there at this time and we don’t have any noise about change from Peda Vasa wanting to—you didn’t do the business we run at this time. It’s much more upstream focused.
Karen Green — Oppenheimer — Analyst
And most of your revenue is derived from POVSA?
John Jackson — Hanover Compressor — President and CEO
Two thirds of it on the old POVSA method. If you remember, now, POVSA has gone to this (indiscernible) mix, where they really participate in almost every E&P venture today. So in some ways you could say almost all the revenue comes from Peda Vasa but a lot of that is from —about a third of the revenue does from these [impresa] mixes which are jointly owned by other oil and gas companies around the world that POVSA participates in.
Stephen Snider — Universal Compression Holdings, Inc. — Chairman, President and CEO
Time for one more question.
Operator
Joe Spiller.
Joe Spiller — Shell Exploration Production — Analyst
Shell Exploration Production. How does this merger potentially affect open quotes in business that’s currently underway.

Stephen Snider — Universal Compression Holdings, Inc. — Chairman, President and CEO
That’s pretty clear. Until this merger is approved, signed, sealed, delivered and closed we are still competitors.
Joe Spiller — Shell Exploration Production — Analyst
Okay. Fair answer. The next question is, that Shell currently has contracts in place in (indiscernible) place with each company which are likely not identical. So for the interim period, I am assuming we would still operate under those contracts in T’s and C’s and at the time of the merger being finalized, then a complete new set would have to be generated.
Stephen Snider — Universal Compression Holdings, Inc. — Chairman, President and CEO
I believe that to be the way we’re going to handle it, yes. We’re certainly operating under the existing T’s and C’s at the time of the merger, who knows? We’ll stay under the old contracts and they’ll just be different or we’ll get together and talk about it.
But in the interim, we’re driving right ahead.
Unidentified Speaker
And for the next six months, for additional work we want to quote, which we expect there will be much of, it will continue to go to each company separately?
Stephen Snider — Universal Compression Holdings, Inc. — Chairman, President and CEO
Absolutely. We still have a couple of quotes into you right now we’re hopeful of hearing on soon. So love to continue to move ahead.
Joe Spiller — Shell Exploration Production — Analyst
I am assuming from your side you can assure me there will be no communication and data back and forth during that period?
John Jackson — Hanover Compressor — President and CEO
(multiple speakers) I can assure you from the Universal side.
Stephen Snider — Universal Compression Holdings, Inc. — Chairman, President and CEO
Absolutely and we’re making multiple employee presentations and every presentation restresses that point to every employee that there will not be communication about that type activity.
Well, as you can tell, we’re all extremely excited about the opportunity to combine these two companies into a better one and we expect it will created significant value for our shareholders, customers and employees. I trust each of our employees will share our enthusiasm and will as soon as we’ve closed this merger begin to work together as one combined work force built around our shared values of safety, customer service, integrity, and respect for people.

Thank you very much for joining us today. We’ll be talking to you soon with the fourth quarter and year end numbers; and then, a little bit after that, we’ll have another discussion about a new corporate name. Thank you for calling in today and we’ll talk with you at another time. Bye bye.
Operator
Thank you. That concludes today’s conference. You may disconnect at this time.